SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CELL THERAPEUTICS, INC.

(Name of Subject Company)

CELL THERAPEUTICS, INC.

(Name of Filing Persons (Offeror))

4% Convertible Senior Subordinated Notes due 2010

5.75% Convertible Senior Notes due 2011

6.75% Convertible Senior Notes due 2010

7.5% Convertible Senior Notes due 2011

9% Convertible Senior Notes due 2012

150934 AF4 150934 AM9 150934 AH0 150934 AK3 150934 AN7
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

James A. Bianco, M.D.

Chief Executive Officer

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(206) 282-7100

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Karen A. Dempsey, Esq.

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

Transaction Valuation	Amount of Filing Fee
n/a	n/a

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: _____________	Filing Party: ______________
Form of Registration No.: ____________	Date File: ________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Cell Therapeutics, Inc.

Making cancer more treatable

501 Elliott Ave. W. #400 Seattle, WA 98119	T 206.282.7100 F 206.272.4010

Cell Therapeutics, Inc. to Offer to Repurchase up to

$124 million of its Notes

December 5, 2008—Cell Therapeutics, Inc. (“CTI” or the “Company”) (NASDAQ and MTA: CTIC) today announced that that its Board of Directors has authorized a “Modified Dutch Auction” tender offer to purchase a portion or all of five series of Convertible Notes (the “Notes”) as follows:

•	4% Convertible Senior Subordinated Notes due 2010

•	5.75% Convertible Senior Notes due 2011

•	6.75% Convertible Senior Notes due 2010

•	7.5% Convertible Senior Notes due 2011

•	9% Convertible Senior Notes due 2012

The Company currently expects to utilize up to $10 million for the tender, from cash currently on hand, cash expected to be received in connection with the closing of the recent collaboration with Spectrum Pharmaceuticals, and/or cash to be received in connection with a second closing of a sale of notes to a single institutional investor. Currently, there is an aggregate of $124 million of Notes outstanding. The tender offer is expected to commence in the near future.

Under the “Modified Dutch Auction” procedure, CTI would offer to purchase a portion or all of the outstanding principal amount of the Notes at a price currently expected to be no greater than $80 or less than $50 per $1,000 principal amount of Notes, plus accrued and unpaid interest. A “Modified Dutch Auction” tender offer allows holders of Notes to indicate the principal amount of Notes that such holders desire to tender and the price within the specified price range at which they are prepared to tender such Notes.

CTI intends to conduct the tender offer in order to reduce the principal amount of its outstanding indebtedness and to provide an opportunity to holders of the Notes to gain liquidity with respect to the Notes that they may not otherwise have. CTI believes that reducing its outstanding indebtedness will be in the best interests of its stockholders as it will reduce the substantial interest payments required on the Notes and may help to provide the company with additional flexibility to raise additional capital in 2009.

www.CellTherapeutics.com

This announcement is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any Notes. The Company expects to announce further information on the details of the proposed tender offer in the near future. The tender offer, if commenced, will be made solely by and subject to the terms and conditions set forth in a Schedule TO (including the Offer to Purchase and related Letter of Transmittal) that will be filed by CTI with the Securities and Exchange Commission (“SEC”). The Schedule TO and related materials will contain important information, including complete instructions on how to tender Notes, and should be read carefully and in their entirety before any decision is made with respect to the Offer. The Offer to Purchase and Letter of Transmittal will be delivered to all holders of Notes. Once the Schedule TO and offer documents are filed with the SEC, they will be available free of charge on the SEC’s website at www.sec.gov.

This press release contains forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect future results. The risks and uncertainties include whether the closing conditions, including the consent of Biogen Idec Inc., will be satisfied in order to consummate the collaboration with Spectrum Pharmaceuticals, Inc.; whether the second closing of the sale of notes to an institutional investor will occur if the Company elects to sell such additional notes to them; that the Company may be unable to commence the contemplated tender offer or complete the contemplated tender offer as it continues to have a substantial amount of debt outstanding and the quarterly interest expense associated with the debt is significant; the Company’s operating expenses continue to exceed its net revenues and the Company will continue to need to raise capital to fund its operating expenses; as well as other risks listed or described from time to time in the Company’s most recent filings with the SEC on Forms 10-K, 8-K and 10-Q. Except as required by law, the Company does not intend to update any of the statements in this press release upon further developments.

Media Contact:

Dan Eramian

T: 206.272.4343

C: 206.854.1200

E: media@ctiseattle.com

www.CellTherapeutics.com/press_room

Investors Contact:

Ed Bell

T: 206.272.4345

Lindsey Jesch Logan

T : 206.272.4347

F : 206.272.4434

E: invest@ctiseattle.com

www.CellTherapeutics.com/investors

www.CellTherapeutics.com

Cell Therapeutics, Inc.

Making cancer more treatable

501 Elliott Ave. W. #400 Seattle, WA 98119	T 206.282.7100 F 206.272.4010

Cell Therapeutics, Inc. Announces Single Institutional Investor Purchases $32.65 Million of Senior Convertible Notes

Retires $30 Million of Previously Issued Convertible Notes

December 5, 2008—Cell Therapeutics, Inc. (“CTI” or the “Company”) (NASDAQ and MTA: CTIC) today announced that a single institutional investor shall purchase, for $32.65 million, newly issued 10% Convertible Senior Notes due 2011 (the “Notes”), with a conversion price of $0.137 per share.

The new Notes would have a $32.65 million initial principal balance and feature a make-whole provision entitling the holder, upon any conversion of the Notes, to receive the interest payable through scheduled maturity, less any interest paid before conversion.

The Company has also agreed to repurchase from the investor, for approximately $29 million, approximately $30 million aggregate principal amount of outstanding 15% Convertible Senior Notes, Series B 18.33% Convertible Senior Notes and 9.66% Convertible Senior Notes (collectively, the “Repurchased Notes”) that were issued in June, August and October 2008, respectively. For such repurchase, the Company will use approximately $16.4 million of the proceeds from the offering of the new Notes, plus funds to be released to the Company from the escrow account that was established to pay the make-whole and interest payments on the Repurchased Notes. Warrants to purchase approximately 5.15 million shares of common stock which are held by the investor are also being surrendered to the Company and will be cancelled. The Company expects to receive net proceeds of approximately $16.3 million from the new Notes (before payment of fees and expenses), after the repurchase of the Repurchased Notes and prior to depositing approximately $9.8 million in escrow for the new Notes’ make-whole provision. The new Notes will rank equal in right of payment with all existing and future unsecured senior indebtedness of the Company.

In addition, the Company obtained a conditional put option to require the investor to purchase up to $6 million of its Series C 10% Convertible Notes (the “C Notes”), related to a tender offer for up to $124 million principal amount of the Company’s outstanding convertible notes that the Company may commence in the near future. If the Company receives tenders of at least $62 million of its outstanding convertible notes, it has the option to require the investor to purchase $3 million principal amount of the C Notes, and if the Company receives tenders of at least $93 million of its outstanding convertible notes, it has the option to require the investor to purchase $6 million principal amount of the C Notes. The C Notes would have substantially the same terms as the Notes.

www.CellTherapeutics.com

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ:RODM), acted as the exclusive placement agent for the transaction.

A prospectus supplement relating to the new Convertible Senior Notes to be issued in the offering has been filed with the Securities and Exchange Commission. Copies of the prospectus supplement and accompanying base prospectus may be obtained directly from Cell Therapeutics, Inc., 501 Elliott Avenue West, Suite 400, Seattle, Washington 98119.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

This press release contains forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect future results. The risks and uncertainties include that the Company continues to have a substantial amount of debt outstanding and the quarterly interest expense associated with the debt is significant; the Company’s operating expenses continue to exceed its net revenues and the Company will continue to need to raise capital to fund its operating expenses; as well as other risks listed or described from time to time in the Company’s most recent filings with the SEC on Forms 10-K, 8-K and 10-Q. Except as required by law, the Company does not intend to update any of the statements in this press release upon further developments.

Media Contact:

Dan Eramian

T: 206.272.4343

C: 206.854.1200

E: media@ctiseattle.com

www.CellTherapeutics.com/press_room

Investors Contact:

Ed Bell

T: 206.272.4345

Lindsey Jesch Logan

T : 206.272.4347

F : 206.272.4434

E: invest@ctiseattle.com

www.CellTherapeutics.com/investors

www.CellTherapeutics.com